Press release

Skandia

29 September 2003

Livförsäkringsaktiebolaget
Skandia (publ)
S-103 50 Stockholm

Telephone +46-8-788 10 00
Telefax +46-8-788 25 25
www.skandia.se

Office:
Sveavägen 44

Ola Ramstedt leaves Skandia Liv

Ola Ramstedt has announced that he will be leaving his position as CEO of Skandia Liv, at his own request, with effect on 1 October 2003.

Commenting on his decision, Ola Ramstedt said:

"Skandia Liv is currently working intensively on cleaning up matters surrounding criticized deals and decision-making routines. It is important for the policyholders' confidence that this work is done in a thorough and proper manner. As a result, I do not want any personal discussions about me, which may be related to by previous position in the Skandia group, to burden this work in any way. I have therefore requested to resign from my position as CEO of Skandia Liv."

Skandia Liv's chairman, Lars Eric Ericsson, comments:

"The board of Skandia Liv and I understand Ola Ramstedt's decision. At the same time, I would like to express our appreciation that he has performed his duties as CEO of Skandia Liv in a meritorious manner."

Bengt-Åke Fagerman, executive vice president of Skandia Liv, will now serve as acting CEO of the company.

For further information, please contact:
Gunilla Svensson, Press secretary, tel. +46-8-788 42 97

dlw 11/7

Press release

Skandia

28 October 2003

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

Urban Bäckström new CEO of Skandia Liv

Former head of Riksbanken (the Swedish Central Bank) Urban Bäckström has been named President and CEO of Skandia Liv. He will take office on 1 November.

Elisabet Annell, President and CEO of Univero (formerly Temogruppen), and Urban Bäckström have been elected as directors on Skandia Liv's board. Annika Åhnberg, formerly Vice Chairman of Skandia Liv's board, has resigned from her directorship on Skandia Liv's board.

Urban Bäckström will present his ambitions as President and CEO of Skandia Liv at an information meeting today, 28 October 2003, at 10 a.m. at Skandia, Sveavägen 44, Stockholm.

For further information, please contact:
Gunilla Svensson, press manager, tel. +46-8-788 4297, or +46-705 757578

Press release

Skandia

28 October 2003

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

Comments by Urban Bäckström in connection with his appointment as President and CEO of Livförsäkringsaktiebolaget Skandia (Skandia Liv)

It is with great humility that I have accepted the assignment to serve as CEO of Skandia Liv. I am grateful for the confidence that the board has shown in me. At the same time, I am clearly aware that the true challenge will be in winning the policyholders' confidence. I have witnessed the anger and disappointment that many customers have expressed recently, and I have a great understanding for it. I realise that restoring the policyholders' confidence will be an painstaking task.

I have to say that I hesitated before taking on this job. I also demanded that a number of conditions be met before I would accept.

- First, I wanted to be assured that the questions surrounding Skandia Liv and the relationship between Skandia and Skandia Liv are sorted out thoroughly, seriously and sincerely. I have had in-depth conversations with Skandia Liv's chairman, Lars Eric Ericsson, as well as with Skandia's chairman, Bengt Braun, and I feel I have seen such a will to get to the bottom of things.
- Second, I wanted assurances that Skandia Liv will have a clear and distinct mission from its owner – Skandia – to independently do what the company is supposed to do, namely, manage long-term retirement savings for its customers at a low cost and with favourable returns and reasonable risk exposure. No other business or considerations can be allowed to come in the way of this mission. On this point I am satisfied with the intentions shown behind the owner instructions that the parent company Skandia is currently drafting. Such instructions bind Skandia Liv firmly to its mission and protect its integrity and independence in executing it.
- Third, I wanted to be assured that Skandia Liv and its management have a clear mandate to organize Skandia Liv's operations and focus so that they are in accord with its mission. This applies to the view of risk management, investment focus, fairness between various collective groups of savers and, naturally, the company's organization and operations as well as competent asset management. I have had this mandate confirmed by Skandia Liv's board as well as by the parent, Skandia.

It is in view of the fact that these demands have been met that I decided to answer Yes to the question of whether I could consider serving as CEO of Skandia Liv. It is an interesting, stimulating and important assignment; but I do not want to make light of the fact that I also see it as a difficult challenge.

Problems are complex in the life assurance sector

There is no question that confidence in Skandia Liv has been damaged. It's a matter of internal transactions. But it's also a matter of ethics, morals and decency – virtues that are quite important in an industry that is dependent on the confidence that people have in those they have entrusted with their retirement savings.

There is also a further dimension to the problems. Although what needs to be done concerns Skandia Liv, in my view it applies in large part for the industry as a whole. The traditional life assurance industry has lived first in the shadow of the inflation economy of the 1970s and '80s, and then of the skyrocketing stock market of the 1990s which led to the equities bubble. These two phenomena created conditions that are unsound and which do not apply today. In such an environment, there is the risk that views of risk and return will be defined in an unreasonable manner. Consequently, there is also the risk of erroneous pricing of various products, with crosswise subsidies and unfair treatment of various categories of savers as a result.

Added to this is the situation in which owners of life assurance companies have been tempted to use the major assets held by their life companies for their own business and power ambitions at the expense of sound management of retirement savings. I do not have the knowledge to point out in more detail to what extent this has happened, or in such case in which companies and in which transactions. What I can say is that it shall not happen at Skandia Liv in the future.

The questions must be straightened out. A clear framework will be created for the company's mission, and it will be managed with a high degree of integrity and independence

In the work ahead of me at Skandia Liv, I feel it is imperative to deal with two key tasks:

1. First, I will have to gain an understanding about the previous conditions at Skandia Liv and the relationship between Skandia Liv and its parent Skandia. I will have to examine and assess various facts. On this point, some material is already available. Among other things, there is the report presented on 17 September 2003 by the independent investigative panel appointed by Skandia Liv's board. Moreover, as new CEO, there is reason for me to study if there might be additional aspects that need to be illuminated and highlighted. It is imperative that all the facts be brought into light.

   Thereafter we will have to consider how to deal with what has happened. I cannot enter into a more detailed discussion about this matter at this stage. However, I assume that if the policyholders have suffered loss from the criticized transactions, then Skandia Liv's board will make demands for compensation.

   Finally, it is important to create a set of rules that ensure that what has happened cannot happen again.

2. The second and more strategic task will be to create a clear framework for the future with respect to what the mission from the policyholders entails and how it should be

handled. Essentially it is a matter of managing long-term savings for people's financial security. Other activities can be trimmed off and the company's business can be refined. A distinct goal will be defined, against which good or bad performance can be measured. Such a goal must concern creating an absolute return with a focus on the long term and with a moderate measure of risk. To be able to manage this task, the work on building up qualified expertise within the company in risk- and asset management will continue. As I see it, asset management is a central part of a company that has been entrusted by its customers to provide long-term savings for their future financial security.

The job of managing the policyholders' assets must be handled competently and with great integrity, and in accordance with instructions from the owner that are firm and do not leave scope for doubt. Skandia Liv is not a mutual insurance company, but a subsidiary of Skandia that is run on a mutual basis. This means that Skandia Liv must be able to work with other parts of the Skandia group without compromising its mission and integrity. This can lower costs, give access to depth in expertise and give customers access to a rich flora of products. The latter, in particular, is essential at a time when it is becoming increasingly important to be able to offer comprehensive solutions rather than individual products.

For further information, please contact:
Gunilla Svensson, press manager, tel. +46-8-788 4297, or +46-705 75758